Warszawa , 2004-02-26

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

04010441

SUPPL

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 4/2004.
Best regards

Ireneusz Węgłowski

Vice-President

PROCESSED
MAR 11 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
MAR 09 2004
WASH. D.C. 155 SECTION

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS
Rejestr Przedsiębiorców
0000022622

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01
NIP 526-025-04-69
Nr konta: BH S.A. I O/W-wa 04 1030 1508 0000 0005 0301 6001

Current report no 4/2004

The Management Board of "Orbis" S.A. informs about the receipt, on February 20, 2004, of mail from J.P. Morgan Securities Ltd., according to which on July 23, 2003, J.P. Morgan Securities Ltd. prepared information addressed to "Orbis" S.A., the Polish Securities and Exchanges' Commission as well as the Polish Office for the Protection of Consumers and Competition concerning the stake held in "Orbis" S.A by J.P. Morgan Fleming Asset Management (UK) Limited amounting to 2,165,480 shares.

Considering the fact that the above mentioned information was not received by "Orbis" S.A., while Article 148 point 1 of the Act on Public Trading in Securities imposes upon the Company the obligation to immediately convey information specified in Article 147 thereof, the Management Board hereby informs that J.P. Morgan Fleming Asset Management (UK) Limited has held 2,165,480 shares in "Orbis" S.A. since July 22, 2003.

2,165,480 shares account for 4.7% of the total number of "Orbis" S.A. shares and an equivalent number of votes at the General Assembly of Shareholders, since 1 share in "Orbis" S.A. carries 1 vote at its General Assembly of Shareholders.